

June 13, 2012

<u>Via E-mail</u>
Brian Pardo
President
Life Partners Holdings, Inc.
204 Woodhew Avenue
Waco, Texas 76712

> **Re:** **Life Partners Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 6, 2012**
> **File No. 000-07900**

Dear Mr. Pardo:

We have limited our review of your proxy statement to those issues we have addressed in our comments. Please respond to this letter by amending your proxy statement as requested. Where you do not believe our comments apply to your facts and circumstances or if you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response our comments, we may have additional comments.

<u>Item 2 – Amendment of Articles of Incorporation to Reflect Changes in Texas Law, pages 5-8</u>

1. You disclose that Article II of your Amended and Restated Certificate of Formation will state that you are a for-profit entity in accordance with the requirements of the TBOC but Article II in Appendix A does not include all of this language. Please reconcile this discrepancy.

2. Regarding Article IV, Paragraph 1 of your Amended and Restated Certificate of Formation, please specifically disclose, if true, that the 18,750,000 authorized shares of common stock and the par value of those shares of $.01 will remain the same. If not, please disclose the changes to either or both. If the par value will change, indicate how this will affect the ability of the company to pay dividends and the changes in the amounts that would currently be available for distribution to shareholders.

3. Regarding Article IV, Paragraph 3 of your Amended and Restated Certificate of Formation, please disclose, if true, that the provisions of this paragraph which provide for simple majority voting requirements does not represent a change from the current articles. If it does change those requirements please disclose the changes.

4. Regarding Article VIII of your Amended and Restated Certificate of Formation, please include disclosure that describes the indemnification provisions included in your Bylaws. Indicate when those bylaw provisions were adopted and whether the indemnification you provide in your bylaws and the limitation of liability you will provide for in Article 7, Paragraph 6 of your Amended and Stated Certificate of Formation are prospective or retroactive and prospective. State whether there are currently any suits pending against the company or its directors and/or officers and how the repeal of Current Article X and the adoption of proposed Article 7, Paragraph 6 and Article VIII would or would not affect the obligation of the registrant to indemnify directors or officers against any liabilities they may incur from any pending lawsuits and also from lawsuits that may be filed in the future.

5. For the current Articles XI, XIII and XIV that you intend to delete, please include disclosure that describes the corresponding provision included in your Bylaws and how they compare to these articles indicating any material changes to shareholder rights. If no changes to shareholder rights will occur, please so state.

6. We note the disclosure does not address how current Article XII is being treated. Please address this in the revised disclosure.

7. Please also provide us with a copy of your current Articles of Incorporation and your current Bylaws.

   In responding to our comments, please provide a written statement acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Securities Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director